UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
✓ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:
Relay On Demand, Inc.

Legal status of Issuer:

    Form:
    Corporation

    Jurisdiction of Incorporation/Organization:
    Delaware

    Date of Organization:
    February 22, 2018

Physical Address of Issuer:
1725 Mountain Avenue,
Norco, CA 92860
United States

Website of Issuer:
https://relayondemand.com

Current Number of Employees:
7

	Most recent fiscal year-end (2020)	Prior fiscal year-end (2019)
Total Assets	$199,201	$179,348
Cash & Cash Equivalents	$64,866	$10,336
Accounts Receivable	$70,469	$0
Short-term Debt	$49,138.36	$31,645
Long-term Debt	$325,402.80	$99,643
Revenues/Sales	$1,119,095	$461,117
Cost of Goods Sold	$951,363	$444,033
Taxes Paid	$0	$0
Net Income	$(92,179)	$(229,101)

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky,

Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virginia, Washington, West Virginia, Wisconsin, and Wyoming.

April 28, 2021

FORM C-AR

Relay On Demand, Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Relay On Demand, Inc. ("**Relay On Demand**", the "**Company**," "**we**," "**us**", or "**our**"), for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**").

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's actions or results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

<p align="center">The date of this Form C-AR is April 28, 2021.</p>

TABLE OF CONTENTS

ABOUT THIS FORM C-AR	2
CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS	2
SUMMARY	1
The Company	1
RISK FACTORS	2
Risks Related to the Company's Business and Industry	2
BUSINESS	8
Description of the Business	8
Business Plan	8
The Company's Products and/or Services	8
Competition	8
Customer Base	8
Intellectual Property	8
Governmental/Regulatory Approval and Compliance	9
Litigation	9
DIRECTORS, OFFICERS, AND MANAGERS	9
Indemnification	9
Employees	9
CAPITALIZATION, DEBT AND OWNERSHIP	10
Capitalization	10
Outstanding Debt	11
Ownership	12
FINANCIAL INFORMATION	14
Operations	14
Cash and Cash Equivalents	14
Capital Expenditures and Other Obligations	14
Valuation	14
Material Changes and Other Information	14
Previous Offerings of Securities	14
TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST	15
TAX MATTERS	16
ADDITIONAL INFORMATION	16

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. The information contained in this Form C-AR and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C-AR. This summary may not contain all of the information that may be important to you. You should read this entire Form C-AR carefully, including the matters discussed under the section titled "Risk Factors."

The Company

The Company was incorporated in Delaware as a corporation on February 22, 2018 (converted from Relay LLC, a Delaware LLC, on October 16, 2020).

The Company is located at 1725 Mountain Avenue, Norco, CA 92860, United States.

The Company's website is https://relayondemand.com.

The Company conducts business in all 50 states of the United States of America.

RISK FACTORS

We urge you to carefully consider the risks described in this section and other factors set forth in this Form C-AR. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

COVID-19 has had an effect on our business operations and revenue projections.

With shelter-in-place orders and disruption of the school year and closings potentially happening throughout 2020, 2021 and into the future due to COVID-19, the Company's revenue has been adversely affected. Possible change in the manner in which business conduct events could cause the Company to reinvent and change its product. If the Company is not able to properly align itself with this change, it could lead to a loss of revenue and could therefore adversely affect the Company.

The amount of capital the Company has raised may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to amounts previously raised. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business does generate sales, but the impact and unsure nature of the economic impact of COVID-19 on school budgets may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors that assist us in the development of software to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if our suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate development of major components of our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component of our products. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of those components customized to meet our requirements. The supply of these components for a new or existing product could be delayed or constrained, or a key developer or supplier could delay performance or development of a component thereby adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, we are dependent on Darrell Pickens, our Chief Executive Officer. The Company has or intends to enter into employment agreements with him, however there can be no assurance that it will do so or that he will continue to be employed by the Company for a particular period of time. The loss of Darrell Pickens could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

The Company and its customers could potentially be joint employers under Fair Labor Standards Act.

The National Labor Relations Board may find a joint employer relationship between the Company and its customers. This would be caused by the close relationship between the Company and its customers and the similar responsibilities in providing drivers as part of the Company's service. If a joint employer status is found, the Company may be responsible for misclassifying drivers as independent contractors and withholding income tax, Social Security, and Medicare from wages paid.

The Company may be responsible for drivers who violate Federal Motor Carrier Safety Administration ("FMCSA") regulations.

The FMCSA limits how many hour drivers can work for. If a driver is working for entities other than the Company, the driver may be able to evade those time limits. Also, the Company may be responsible for drivers' noncompliance with FMCSA mandatory training requirements, drug and alcohol testing. Even though a third-party handles drivers' compliance with FMCSA requirements, the Company may be held liable if drivers are found in violation of applicable laws and regulations. As a result, the Company's business, financial condition and results of operations could be negatively impacted.

The Company may need money transmitter licenses to operate federally and in certain states.

The Company considers itself a "limited payment collection agent," for purposes of facilitating payments to drivers. If found to be a money transmitter under federal law, it would be forced to register with the Financial Crimes Enforcement Network and implement an appropriate money laundering program. In addition, states have different requirements for money transmitter exemptions, and thus the Company may have to obtain licenses accordingly. Obtaining money transmitter licenses may be time and money consuming. Additionally, the Company may be subject to penalties for non-compliance with applicable money transmitter federal and state laws in the past. As a result, the Company's business, financial condition and results of operations could be negatively impacted.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS.

Description of the Business
Relay is a drivershare network that connects truck drivers who don't own their own trucks with trucking companies who need drivers on-demand. Powered by our smart web and mobile app technology we deliver flexibility and freedom to truck drivers while eliminating unseated trucks for carriers quickly and efficiently.

Business Plan
Relay currently operates in the Southern California area with plans to expand into multiple states over the coming year. Our focus will be connecting truck drivers who do not own their own truck with trucking companies who need drivers on demand and dedicated.

The Company's Products and/or Services

Product / Service	Description	Current Market
Drivershare Network	First ever drivershare network for truck drivers.	Truck drivers who don't own their own truck, small trucking companies.

Competition
Traditional competitors are legacy staffing and temp-hire agencies. They have been slow to adopt technology and innovate on how to eliminate unseated trucks for many small trucking companies. They almost entirely ignore this segment of the industry to focus exclusively on large carriers. Relay addresses the gap not well served by staffing agencies.

Customer Base
We market to small trucking companies who do not have the resources to continually hire drivers and ensure their trucks don't go unseated.

Supply Chain
Relay uses technology to facilitate communication and requests between truck drivers and trucking companies.

Intellectual Property
The Company has one registered trademark.

Serial #	Title	Description	File Date	Registration Date	Country
87869533	Relay	Software for coordinating, obtaining and booking transportation, freight and delivery services; Software for coordinating, obtaining and booking professional driver	April 9, 2018	April 16, 2019 (published for opposition on September 18, 2018)	United States

		services; Software for logistics management.			

Governmental/Regulatory Approval and Compliance
The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation
The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Darrell Pickens	CEO, Director	Relay On Demand, Inc. (its predecessor, Relay LLC) (Jan. 2018 – Present), CEO, and Director. Responsibilities: strategic management. 3Power Logistics Management (Apr. 2011 – Oct. 2018), President/Founder. Responsibilities: Strategic management.	California State Polytechnic University-Pomona, B.S., Mechanical Engineering, 2004 University of California, Irvine, Master of Engineering, 2007

Indemnification
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 7 employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 10,000,000 shares of common stock, par value $0.00001 per share (the "**Common Stock**"), out of which 6,000,000 shares are issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	**6,000,000**
Par Value Per Share	**$0.00001**
Voting Rights	1 vote per share
Anti-Dilution Rights	N/A
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such security (assuming conversion of convertible securities).	93.67%

*The percentage ownership is calculated on a fully diluted basis after considering conversion of all convertible securities.

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type/Class of security	Crowd SAFE (Simple Agreement for Future Equity)
Amount Outstanding	$496,212
Voting Rights & Anti-Dilution Rights	None
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	6.20%**
Conversion Terms	The Crowd SAFEs have a valuation cap of $8,000,000 and a discount rate of 10%.

*The percentage ownership is calculated on a fully diluted basis after considering conversion of all convertible securities.

**Assuming Crowd SAFE is converted at the valuation cap.

Outstanding Debt

As of the date of this Form C-AR, the Company has the following debt outstanding:

Type	Credit card loan
Amount Outstanding	$33,396
Interest Rate	14.99% APY
Maturity Date	Revolving 30-day maturity

Type	Uncollateralized Loan
Amount Outstanding	$154,742.80
Interest Rate	No
Maturity Date	No

Type of debt	Economic Injury Disaster Loan from the U.S. Small Business Administration
Amount outstanding	$149,900
Interest Rate	3.75%
Description of Collateral	The collateral includes the following property that the Company now owns or shall acquire or create immediately upon the acquisition or creation thereof: all tangible and intangible personal property, including, but not limited to: (a) inventory, (b) equipment, (c) instruments, including promissory notes (d) chattel paper, including tangible chattel paper and electronic chattel paper, (e) documents, (f) letter of credit rights, (g) accounts, including health-care insurance receivables and credit card receivables, (h) deposit accounts, (i) commercial tort claims, (j) general intangibles, including payment intangibles and software and (k) as-extracted collateral as such terms may from time to time be defined in the Uniform Commercial Code. The security interest the Company grants includes all accessions, attachments, accessories, parts, supplies and replacements for the collateral, all products, proceeds and collection thereof and all records and data relating thereto.
Other Material Terms	The payments are not due until July 1, 2021 and then the Company shall pay $694.63 monthly (such a payment includes the repayment of the principal amount and the accrued interest)
Maturity Date	July 1, 2050

No debt is in default, and the Company has not missed any payments.

Ownership
The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership
Darrell Pickens	5,040,000 shares of Common Stock	84%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A. The financial statements attached hereto as Exhibit A have been certified by our principal executive and have not been reviewed by an independent public accountant.

Operations

The Company was incorporated on February 22, 2018 (converted from Relay LLC, a Delaware LLC, on October 16, 2020) under the laws of the State of Delaware, and is headquartered in Norco, California.

Cash and Cash Equivalents

As of the date of this Form C-AR, the Company had an aggregate of $385,320 on hand in cash. The Company's current burn rate leaves the Company with 14 months of runway.

Capital Expenditures and Other Obligations

The Company does not plan to make any material capital expenditures in the future.

Valuation

The Company has ascribed no valuation to the Company.

Material Changes and Other Information

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Issue Date	Exemption from Registration Used or Public Offering
Common Stock	Pre-incorporation services	6,000,000 shares	October 20, 2020	Section 4(a)(2)
Crowd SAFEs	$496,212	496,212 Crowd SAFE Units	April 22, 2021	Regulation CF

14

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Maximum Target Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has been involved in the following transactions with related persons:

       1.   3Power Logistics Management is a customer of the Company. Darrell Pickens, the Company's CEO and director, is also a founder, sole owner and ex-CEO of 3Power Logistics Management. The revenue the Company receives from 3Power Logistics Management comprises not more than 5% of the Company's total gross revenue.

       2.   Darrell Pickens, the Company's CEO and director, provided an uncollateralized loan to the Company in the amount of $154,742.80, the loan has no interest or maturity date.

The Company has not engaged in any transactions or relationships that would give rise to a conflict of interest with the Company, its operations or its securityholders.

TAX MATTERS

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C-AR CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

ADDITIONAL INFORMATION

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Darrell Pickens
_____
(Signature)

Darrell Pickens
_____
(Name)

CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Darrell Pickens
_____
(Signature)

Darrell Pickens
_____
(Name)

Director
_____
(Title)

April 28, 2021
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

I, Darrell Pickens, certify that the financial statements of Relay On Demand, Inc. included in this Form are true and complete in all material respects.

/s/ Darrell Pickens
(Signature)

Darrell Pickens
(Name)

CEO & Director
(Title)

Relay
Balance Sheet
As of December 31, 2020

	Total
ASSETS	
Current Assets	
Bank Accounts	
Cash	64,866.05
Total Bank Accounts	**$ 64,866.05**
Accounts Receivable	
Accounts Receivable	70,469.05
Total Accounts Receivable	**$ 70,469.05**
Total Current Assets	**$ 135,335.10**
Fixed Assets	
Accumulated Amortization	-67,361.00
Capitalized Software	266,382.95
Net Capitalized Software	199,021.95
Total Fixed Assets	**$ 199,021.95**
TOTAL ASSETS	**$ 334,357.05**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Card	49,138.36
Total Current Liabilities	**$ 49,138.36**
Long-Term Liabilities	
EIDL SBA Loan	149,900.00
PPP Loan Forgivable	20,760.00
Loan from member	154,742.80
Total Long-Term Liabilities	**$ 325,402.80**
Total Liabilities	**$ 374,541.16**
Stock Holders Equity	
Member Contributions	**$ 373,800.13**
Retained Earnings	-321,804.48
Net Income	-92,179.76
Total Equity	**-$ 40,184.11**
TOTAL LIABILITIES AND EQUITY	**$ 334,357.05**

Wednesday, Apr 28, 2021 11:09:58 AM GMT-7 - Accrual Basis

Relay On Demand, Inc.
Profit and Loss
January - December 2020

		Total
Income		
Sales		1,119,095.38
Total Income	$	**1,119,095.38**
Cost of Goods Sold		
Third Party Driver Payments		951,363.29
Total Cost of Goods Sold	$	**951,363.29**
Gross Profit	$	**167,732.09**
Expenses		
Advertising & Marketing		30,841.28
General/Administrative Expenses		50,339.04
Meals & Entertainment		1,000.86
Payroll Expenses		128,339.48
Software/Technology		18,708.27
Travel		1,638.92
Total Expenses	$	**230,867.85**
Net Operating Income	-$	**63,135.76**
Other Expenses		
Amortization		29,044.00
Total Other Expenses	$	**29,044.00**
Net Income	-$	**92,179.76**

Relay On Demand, Inc.
Statement of Cash Flows
January - December 2020

		Total
OPERATING ACTIVITIES		
Net Income		-92,179.76
Adjustments to reconcile Net Income to Net Cash provided by operations:		0.00
Accounts Receivable		-70,469.05
Accumulated Amortization		25,108.00
Accumulated Amortization of Other Assets		3,936.00
Credit Card		22,767.55
State/Local Income Tax Payable		-5,274.17
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-$	23,931.67
Net cash provided by operating activities	-$	116,111.43
INVESTING ACTIVITIES		
Technology		-55,118.66
Net cash provided by investing activities	-$	55,118.66
FINANCING ACTIVITIES		
EIDL SBA Loan		149,900.00
PPP Loan Forgivable		20,760.00
Loan from member		55,100.04
Net cash provided by financing activities	$	225,760.04
Net cash increase for period	$	54,529.95
Cash at beginning of period		10,336.10
Cash at end of period	$	64,866.05

Relay LLC

(a Delaware Limited Liability Company)

Unaudited Financial Statements

Period of January 1, 2018 through December 31, 2019

Reviewed by:



TaxDrop

TaxDrop LLC
A New Jersey CPA Company

Financial Statements

Relay LLC

Table of Contents

Independent Accountant's Review Report   FS-3

Financial Statements and Supplementary Notes

    Balance Sheet as of December 31, 2018 and December 31, 2019   FS-5

    Income Statement for the period of February 22, 2018 (inception) through December 31, 2019   FS-6

    Statement of Changes in Shareholders' Equity for the period of February 22, 2018 (inception) through December 31, 2019   FS-7

    Statement of Cash Flows for the period of February 22, 2018 (inception) through December 31, 2019   FS-8

    Notes and Additional Disclosures to the Financial Statements as of December 31, 2019   FS-9



CPA & Advisor

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

October 1, 2020

To: Board of Directors of Relay LLC
        Attn: Darrell Pickens, CEO

Re: 2018 and 2019 Financial Statement Review
        Relay LLC

We have reviewed the accompanying financial statements of Relay LLC (the "Company"), which comprise the balance sheet as of December 31, 2018 and December 31, 2019 and the related statements of income, equity, and cash flows for the period of February 22, 2018 (inception) through December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,



TaxDrop LLC
A New Jersey CPA Company

RELAY LLC
BALANCE SHEET
As of December 31, 2019 and 2018
(Unaudited)

	2019	2018
ASSETS		
Current Assets		
Bank Accounts		
Cash	10,336	2,783
Total Bank Accounts	10,336	2,783
Total Current Assets	10,336	2,783
Other Assets		
Capitalized Software	211,264	165,000
Accumulated Amortization	(42,253)	0
Net Capitalized Software	169,011	165,000
TOTAL ASSETS	179,348	167,783
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Credit Card Accounts	26,371	2,546
Employee Taxes Payable	5,274	0
Total Current Liabilities	31,645	2,546
Long-Term Liabilities		
Loan from Member	99,643	0
Total Long-Term Liabilities	99,643	0
Total Liabilities	131,288	2,546
Stockholder's Equity		
Member Contributions	373,800	261,876
Retained Earnings	(96,639)	0
Net Income	(229,101)	(96,639)
Total Equity	48,060	165,237
TOTAL LIABILITIES AND EQUITY	179,348	167,783

The accompanying notes are an integral part of these financial statements.

RELAY LLC
STATEMENT OF OPERATIONS
For Years Ending December 31, 2019 and 2018
(Unaudited)

	2019	2018
Income		
Sales	461,117	0
Uncategorized Income	10,125	0
Total Income	471,242	0
Cost of Goods Sold		
Third Party Driver Payments	444,033	0
Total Cost of Goods Sold	444,033	0
Gross Profit	27,209	0
Expenses		
Advertising & Marketing	22,100	0
Bank Charges & Fees	694	0
Building Improvements	745	0
Car & Truck	728	0
Charitable Contributions	600	0
Driver Onboarding	1,449	0
Dues and Subscriptions	7,552	0
Insurance	191	0
Legal & Professional Services	6,643	0
Meals & Entertainment	2,199	0
Miscellaneous Expense	2,943	0
Office Supplies & Software	2,838	0
Office/General Administrative Expenses	4,317	0
Payroll Expenses	3,970	0
Officer Compensation	18,620	0
Payroll Processing Fees	3,242	0
Payroll Taxes	18,666	0
Wages and Salaries	89,186	0
Total Payroll Expenses	133,683	0
Repairs & Maintenance	129	0
Software Expenses - Start Up	0	0
Software Maintenance	18,486	0
Taxes & Licenses	95	0
Travel	3,361	0
Utilities	720	0
Total Expenses	209,472	0
Net Operating Income	(182,263)	0
Other Expenses		
Organizational Costs	4,585	96,639
Amortization	42,253	0
Total Other Expenses	46,838	96,639
Net Income	(229,101)	(96,639)

The accompanying notes are an integral part of these financial statements.

Relay, LLC
Statement of Member's Equity
For Years Ending December 31, 2019 and 2018
(Unaudited)

	Member's Equity	Retained Earnings	Total equity
Balance as of April 1, 2018 (Inception)	$0	$0	$0
Member Contributions	$261,876		$261,876
Net Income (Loss)	$0	($96,639)	($96,639)
Balance as of December 31, 2018	$261,876	($96,639)	$165,237
Member Contributions	$111,924		$111,924
Net Income (Loss)	$0	($229,101)	($229,101)
Balance as of December 31, 2019	$373,800	($325,740)	$48,060

The accompanying notes are an integral part of these financial statements.

Relay LLC
Statement of Cash Flows
For Years Ending December 31, 2019 and 2018
(Unaudited)

	2019	2018
OPERATING ACTIVITIES		
Net Income (Loss)	(229,101)	(96,639)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accumulated Amortization	42,253	0
Current Liabilities	29,099	2,546
Net cash provided by operating activities	(157,749)	(94,093)
INVESTING ACTIVITIES		
Software/Technology	(46,264)	(165,000)
Net cash provided by investing activities	(46,264)	(165,000)
FINANCING ACTIVITIES		
Capital Contributions	111,924	261,876
Loan from Stockholder	99,643	0
Net cash provided by financing activities	211,567	261,876
Net change in cash and cash equivalents	7,553	2,783
Cash and cash equivalents at the beginning of the period	2,783	0
Cash and cash equivalents at the end of the period	10,336	2,783

The accompanying notes are an integral part of these financial statements.

RELAY LLC
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2019 AND DECEMBER 31, 2018

NOTE 1 – NATURE OF OPERATIONS

Relay LLC (which may be referred to as the "Company", "we," "us," or "our") was established as a Delaware limited liability company on February 22, 2018. The Company provides a technology platform that uses a massive network, leading technology, operational excellence, and product expertise to transform how truck drivers and truck companies work together. The company's platform matches truck drivers with trucking companies in real-time through a mobile or web-enabled platform to create a more flexible and agile transportation industry, enabling drivers to keep their trucks rolling for better efficiency. The Company's headquarters are in Corona, California. The company began operations in 2018.

Since Inception, the Company has relied on contributions from personal financing. As of December 31, 2019, the Company had an accumulated deficit and will likely incur additional losses prior to generating positive retained earnings. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 6). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 7) and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history and has an accumulated deficit of $325,740. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2019 and 2018, the Company had $10,336 and $2,783 of cash on hand, respectively.

Intangible Assets – Capitalized Software Cost

Capitalized software costs are amortized over the estimated useful life of the related asset (5 years), in accordance to ASC 350-40, Intangibles – Goodwill and Other – Internal-Use Software. Under the ASC Amortization begins once the asset is ready for its intended use. The accounting guidance divides the development of internal-use software into three stages: 1) preliminary project stage costs to be expensed 2) Application development stage to be capitalized and 3) the post implementation stage to be expensed unless they are classified as modifications to existing software that increases functionality.

The company capitalized $211,264 in internal-use software costs during the period ended December 31, 2019. Amortization of capitalized software development costs was $42,253 for the period ending December 31, 2019 and began when the software was ready to be placed into service based on technological feasibility.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Related Parties

The company follows subtopic 850-10 of the FASB Accounting Standards of Codification for the identification of related parties and disclosure of related party transactions.

Darrell Pickens, 84% stockholder of the Company, granted an and advance in the form of a loan payable to the company in the amount of $99,643 as of December 31, 2019. The loan is 0% interest and does not have a specified maturity date.

Income Taxes

The Company is a limited liability company treated as an S Corporation for federal and state income taxes with all income tax liabilities/and or benefits of the Company being pass through to the stockholder. As such no recognition of federal or state income taxes for the Company have been provided for in the accompanying financial statements.

Revenue Recognition

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company collects commission fees and mark-ups on the hourly driver rates charged to the customers/trucking companies. The Company will also launch in 2020 a monthly subscription program option for customers to select specific drivers and have access to premium features on the platform, such as driver management for internal use. For years ending December 31, 2019 and 2018 the Company recognized $461,117 and $0 in revenue, respectively.

Cost of Goods Sold

Cost of goods sold includes payments relayed to the third-party drivers on the platform.

Advertising

The Company expenses advertising costs as they are incurred.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of the Company, are expensed as incurred.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – SHAREHOLDER NOTES PAYABLE

As of December 31, 2019, the Company was loaned $99,643 from the sole fonder. There is no interest or defined maturity date associated with the loan.

NOTE 4 – STOCKHOLDERS' EQUITY

As of December 31, 2019, the Company was formed as a limited liability company where all member interests were distributed to three individuals as follows: D. Pickens (84%), M. Tsern (6%), and S. Singh (10%).

NOTE 5 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 6 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2017 and incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 7 – SUBSEQUENT EVENTS

Entity Conversion

The Company is currently undergoing legal entity classification conversion to a Corporation.

Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

PPP Loan

In April 2020, the Company entered into a Paycheck Protection Program Loan ("PPP Loan") through the Small Business Administration through University Federal Credit Union for a total of $20,760, pursuant to the Paycheck Protection Program (PPP) under Division A, Title I of the CARES Act, which was enacted March 27,2020. Funds from the Loan may only be used for payroll costs, costs used to continue group health care benefits, mortgage payments, rent, utilities, and interest on other debt obligations incurred before February 15, 2020. The Company used the entire Loan amount for qualifying expenses. Under the terms of the PPP, certain amounts of the Loan may be forgiven if they are used for qualifying expenses as described in the CARES Act. The loan matures on April 28, 2022 and has an interest rate of 1%. Payments of the Loan begin November 28, 2020.

EIDL Loan

In April 2020, the Company received a loan for $149,900 under the Advance on an Economic Injury Disaster Loan ("EIDL"). The loan matures June 08, 2050 and bears interest rate of 3.75%. Start making payments in June of 2020, monthly required payments are $778.

COVID 19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

Management's Evaluation

Management has evaluated subsequent events through October 1, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.